BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, informs its shareholders and the market that on October 17, 2016, its controlled entity BRF GmbH and COFCO Meat Holdings Limited (“COFCO Meat”) entered into a cornerstone agreement, pursuant to which BRF GmbH has agreed to subscribe for such number of shares in COFCO Meat which may be purchased with an aggregate amount of US$20,000,000, pursuant to the proposed global offering and listing of COFCO Meat on the Main Board of the Stock Exchange of Hong Kong Limited. The listing is expected to take place on November 1, 2016.

COFCO Meat is a rapidly growing pork company in China with a vertically integrated business model operating across the entire industry value chain. As of October 9, 2016, COFCO Meat had 47 hog farms, two slaughtering facilities and two processed meat plants strategically located across China.

Additionally, BRF GmbH, COFCO Meat and COFCO Corporation (“COFCO”) have entered into a non-binding term sheet, pursuant to which the parties undertook to, on a best endeavors basis, actively pursue plans that will enhance the strategic cooperation between COFCO Meat, COFCO and BRF GmbH including the exchange of best practices in managing and operating entire industry value chains, of best practices in compliance of Chinese laws and regulations and investigation of opportunities for collaboration.

This transaction is in line with BRF’s strategic plan for globalizing the Company, accessing local markets, strengthening BRF’s brands, distribution and expansion of its product portfolio around the globe.

São Paulo, October 18, 2016

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer